Mail Stop 03-08


										January 14, 2005

By Facsimile and U.S. Mail

Mr. Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer
Winn-Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, FL 32254

	RE:	Winn-Dixie Stores, Inc.
		Form 10-K for the year fiscal year ended June 30, 2004
		Filed August 26, 2004
      Form 10-Q for the quarterly period ended September 22, 2004
		File No. 1-3657

Dear Mr. Nussbaum:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 7:  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

Fiscal Year Ended June 30, 2004 ("Fiscal 2004") Compared to Fiscal Year Ended June 25, 2003 ("Fiscal 2003"), page 15

2. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, where you explain the decrease in gross margin, quantify the impact of the price reductions related to your shelf-price program, the decline in product growth funds and the increase in inventory shrink. Additionally, please supplement your discussion to indicate whether the changes represent trends expected to continue into the future. For example, indicate, if known, the anticipated impact of future sales declines on your ability to generate product growth funds. See
Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

3. To the extent practicable and material to understanding your results of operations, consider quantifying the impact on sales and expenses of the additional week of operations in fiscal year 2004 over 2003.

Liquidity and Capital Resources, page 20

4. Please consider disclosing the average and peak borrowings under your revolving credit facility for each period presented. We believe this information is helpful to an understanding of your liquidity. Please also note that you are required to report gross borrowings and repayments under your credit facility on your statements of cash flows, unless your credit facility has underlying maturities of three months or less.

Contractual Obligations and Commercial Commitments, page 23

5. Please consider revising your contractual obligations table to include estimated interest payments on your debt and planned funding of your retirement plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to understanding your cash requirements.
Financial Statements

Consolidated Statements of Operations, page 33

6. Please separately state interest income and interest expense either here or in the footnotes. See paragraphs 7-8 to Rule 5-03 of
Regulation S-X and also SFAS 34, which requires separate disclosure of total interest expense.

Consolidated Statements of Cash Flows, page 35

7. Please remove the subtotal for the adjustments to reconcile net
(loss) earnings to net cash provided by operating activities.

Consolidated Statements of Shareholders` Equity, page 36

8. We do not understand why the entries on your statements of shareholders` equity captioned "common stock issued and stock compensation expense" and "stock options exercised" result in additions to retained earnings. Please advise. We may have further comment.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

(g)  Inventories, page 37

9. Please consider disclosing here and/or in your critical accounting polices in MD&A, the approach used to price LIFO inventory increments
(e.g. most recent acquisition price) and the pooling arrangements you use. We believe these disclosures are particularly important when the use of alternative inventory methods would result in significant differences in reported net income.

(h)  Revenue Recognition, page 38

10. Please disclose the types of rewards your customers earn (e.g. cash rebates, coupons, etc.) under your Customer Reward Card program, how the rewards are earned and how you account for these awards as they are earned and when they are redeemed. Also disclose the line item(s) on the statements of operations that includes these rewards.
Show us supplementally what the revised disclosures will look like in future filings and also tell us supplementally how your accounting and statement of operations classification complies with GAAP. Refer to EITFs 01-09 and 00-22, as applicable.




(i)  Merchandise Cost, page 38

11. We note that warehouse and delivery expenses are included in cost of sales. Please also disclose the other types of expenses that you include in the cost of sales line item and the types of expenses that you include in the other operating and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as other operating and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

(m)  Self Insurance, page 39

12. Please discuss here and/or in MD&A the significant changes in your reserve for insurance claims and self-insurance. In this regard, we note that these reserves increased 26% in fiscal 2004. This increase seems particularly noteworthy in light of the overall decrease in the principal drivers of insurance claims, such as number of employees and number of stores.

(u)  Business Reporting Segments, page 42

13. Based on your Item 1. Business disclosures, we note that you sell several types of products. Please revise your filings to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following product groups may be applicable:

- Grocery (including meat, seafood, produce, deli, and bakery)
- Floral
- Pharmacy
- Heath and beauty
- Photo lab
- Other general merchandise and other special services

      If you believe that other product categories are more appropriate, please advise.




10.  Stock Compensation Plans, page 50

14. Please revise your range of exercise prices so that the highest exercise price in a range is not greater than 150% of the lowest exercise price. See paragraph 48 of SFAS 123.

15. Please disclose the weighted-average exercise price for options exercisable at the end of each year for which a statement of operations is provided. See paragraph 47(a)(3) of SFAS 123.

18.  Discontinued Operations and Restructuring

2004 Asset Rationalization, page 58

16. Please tell us supplementally how the exit of the 45 stores located within your core designated market areas (DMAs) qualify for reporting as discontinued operations under paragraph 42 of SFAS 144.
In particular, since you generally maintain a 1st, 2nd, or 3rd market share position in core DMAs, we are unclear as to how the closure of these stores will result in the elimination of cash flows if the customers will shop at another Winn Dixie/Marketplace, SaveRite or City Markets store that is in close proximity. Your response should explain whether each of your stores is considered "a component of an entity" as described in paragraph 41 of SFAS 144 and how the cash flows of your identified components have been or will be eliminated from your ongoing operations as a result of the asset rationalization plan.

17. We note your disclosure here and on page 17 of MD&A of the total expected costs of your asset rationalization plan. Please disclose the estimated time frame over which the costs will be incurred. Also, as the majority of these costs will require future cash outlays, please revise the liquidity and capital resources section of your MD&A to discuss how you expect to fund these amounts.

Schedule II:  Consolidated Valuation and Qualifying Accounts, page
69

18. Please help us understand why the activity in your allowance for
doubtful receivables is so significant each year. We assume that your trade and other receivables account consists primarily of accounts receivable from insurance companies generated by your in-
store pharmacies.  If this is incorrect, please advise.   Please
also
consider whether you need to revise MD&A to discuss the significant activity in this allowance account.


*    *    *    *




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

		If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 942-2904. In her absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions regarding disclosures issues may be directed to me at (202) 942-2905.


							Sincerely,



							George F. Ohsiek
							Branch Chief


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Mr. Nussbaum
Winn-Dixie Stores, Inc.
Page 2